TGP SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2015

Note 1 -   **Nature of Business**

TGP Securities, Inc. (The "Company") operates as a registered broker/dealer in securities under the provisions of the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged to provide private placement of securities, mergers, acquisitions, and other financial advisory services. The Company does not carry security accounts for customers and does not perform custodial functions relating to customer securities.

Under its membership agreement with FINRA, and, pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3, under the Securities Exchange Act of 1934, pertaining to the possession or control of customer assets and reserve requirements.

Note 2 -   **Summary of Significant Accounting Policies**

a)   *Revenue Recognition*

The Company receives fees in accordance with terms stipulated in its engagement contracts. Fees are recognized as earned. The Company also receives success fees when transactions are completed. Success fees are recognized when earned, the Company has no further continuing obligations, and collection is reasonably assured.

b)   *Income Taxes*

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

c)   *Cash and Cash Equivalents*

The Company considers demand deposited money market funds to be cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

d)   *Use of Estimates*

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

Note 3 -   **Income Taxes**

The Company has available at December 31, 2015 unused operating loss carry-forwards of approximately $69,000 which may be applied against future taxable income, resulting in a deferred tax asset of approximately $10,350 that expires from 2032-2033. A 100% valuation allowance has been established against this asset since management cannot determine if it is more likely than not that the asset will be realized.

Note 4 -   **Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2015, the Company had net capital of $12,028 which was $7,028 in excess of its required net capital of $5,000. The Company's net capital ratio was 604.12%.

Note 5 –   **Subsequent Events**

The Company has evaluated and noted no events or transactions that have occurred after December 31, 2015 that would require recognition or disclosure in the financial statements.